UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2007

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN
Full title of the plan and the address of the
plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Progress Energy 401(k) Savings & Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 26, 2008

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

(in thousands)	2007	2006
ASSETS
Investments – at fair value:
Participant-directed investments	$1,449,703	$1,375,839
Nonparticipant-directed investments	82,402	112,121
Total investments	1,532,105	1,487,960
Receivables:
Dividends/capital gains/interest receivable	8,082	8,588
Employer contributions receivable	13,745	10,550
Total receivables	21,827	19,138
Cash and cash equivalents	6,178	3,125
Total assets	1,560,110	1,510,223

LIABILITIES
ESOP loan payable	52,816	68,905
Interest payable ESOP loan	528	689
Total liabilities	53,344	69,594
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,506,766	1,440,629

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,159)	1,309
NET ASSETS AVAILABLE FOR BENEFITS	$1,505,607	$1,441,938

See Notes to Financial Statements.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

(in thousands)
ADDITIONS
Contributions:
Participant contributions	$62,131
Employer contributions	45,581
Total contributions	107,712
Investment income:
Net appreciation of investments	2,744
Dividends and capital gains	87,766
Interest income	2,331
Total investment income	92,841
Total additions	200,553
DEDUCTIONS
Benefits paid to participants	104,923
Allocation of shares	28,320
Interest expense	3,616
Administrative expenses	25
Total deductions	136,884
INCREASE IN NET ASSETS	63,669
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,441,938
End of year	$1,505,607

See Notes to Financial Statements.

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND
FOR THE YEAR ENDED DECEMBER 31, 2007

1.         DESCRIPTION OF THE PLAN

The following description of the Progress Energy 401(k) Savings & Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The purpose of the Plan is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Progress Energy, Inc. (the “Company” or “Progress Energy”) and other investments. Generally, individuals classified as nonbargaining regular, full-time, part-time or temporary employees of Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., Florida Power Corporation d/b/a Progress Energy Florida, Inc., Progress Energy Service Company, LLC, Progress Energy Ventures, Inc., and the corporate employees of Progress Fuels Corporation (collectively, the “Participating Companies”) are eligible to participate in the Plan on their first day of employment. Individuals are eligible for the Company’s matching contributions discussed below as soon as participation in the Plan begins. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan’s investment options.

The Chief Executive Officer of the Company appoints the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee (the “Committee”) to manage the operation and administration of the Plan. The Plan was amended and restated effective January 1, 2006, to comply with various Internal Revenue Service (“IRS”) and Department of Labor (“DOL”) regulatory requirements.

State Street Bank & Trust Company, N.A. (“State Street” or the “Trustee”) provides trustee services to the Plan. Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) is the record keeper for the Plan.

Contributions

Employees who had gross year-to-date earnings of $100,000 or less in 2007 and 2006 may contribute up to 25 percent, in increments of 1 percent, of their annual eligible earnings as defined by the Plan. Employees who had gross year-to-date earnings above $100,000 in 2007 and 2006 may contribute up to 18 percent of their annual eligible earnings, as defined by the Plan. An employee's total before-tax contributions were limited to $15,500 for 2007 and $15,000 for 2006, as defined by certain Internal Revenue Code (“IRC”) limitations. Participating employees may also elect to contribute an additional amount on an after-tax basis as defined in the Plan. Total contributions to the Plan, either before- or after-tax, did not exceed a total of 25 percent or 18 percent, respectively, of annual eligible earnings, as defined by the Plan during 2007 and 2006. For 2007 and 2006, the IRS allowed participants age 50 or older to contribute up to an additional $5,000 over and above the $15,500 and $15,000 IRC pre-tax limits, respectively.

As employee contributions are made on a pay period by pay period basis, the Company’s matching contributions are made to the Plan in an amount equal to 50 percent of the first 6 percent of each employee's before- and/or after-tax contributions (the “Automatic Company Match”). Effective January 1, 2008, the Automatic Company Match was increased to 100 percent of the first 6 percent of each employee’s before- and/or after-tax contributions.

The Plan also has an incentive feature (the “Employee Stock Incentive Plan (“ESIP”) Match”) which provides for additional Company matching contributions to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. Employees eligible to participate in the Plan are generally eligible for the ESIP Match. Those eligible employees with more than one year of service who do not contribute at least 2 percent before-tax to the Plan are, for the purpose of determining the ESIP Match, assumed to have made a before-tax contribution of 2 percent to the Plan. During the first year of service, employees must contribute at least 1 percent of eligible base pay earnings each pay period to receive an ESIP Match. The Company made ESIP matching contributions of approximately $13.7 million and approximately $10.5 million for the Plan years ended December 31, 2007 and December 31, 2006, respectively. Effective January 1, 2008, the ESIP Match was eliminated via a Plan amendment in conjunction with the Automatic Company Match increase previously discussed.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and investment earnings and charged with withdrawals, investment losses and allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance net of any outstanding loan balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2007 and 2006, the Plan offered seventeen mutual funds, one common collective trust fund, the Progress Energy, Inc. Contingent Value Obligations fund (the “CVO Fund”) and Progress Energy common stock as investment options for participants. Effective January 1, 2008, the Plan added two additional mutual funds. Company matching contributions are automatically invested in the Progress Energy Common Stock Fund. Participants are permitted to make transfers from the Progress Energy Common Stock Fund to other investment options offered by the Plan at any time in accordance with Plan provisions.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan (“ESOP”), which allows the Plan to enter into acquisition loans (“ESOP Loans”) for the purpose of acquiring Company common stock. In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19.9 million for each of the years 2008 and 2009 and a total of $18.2 million for 2010. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account (“ESOP Stock Suspense Account”) and is presented as nonparticipant-directed investments on the Statements of Net Assets Available for Benefits. Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid, as specified by provisions of the IRC.

The ESOP Stock Suspense Account shares in the Plan, which totaled 1,701,460 shares as of December 31, 2007, are pledged as collateral for the ESOP Loan. During plan years ending December 31, 2007 and 2006, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress Corporation by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, participants with investments in the Florida Progress Stock Fund received shares of the CVO Fund. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities previously owned by Progress Energy. In 2007, one of the synthetic fuels facilities was sold and the remaining facilities were abandoned by Progress Energy upon the expiration of the synthetic fuels tax credit program. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange all or a portion of their account balance invested in the CVO Fund in accordance with applicable Plan provisions.

Vesting

Participants are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions and the dividends from the Company matching contributions. Upon attaining one year of service with the Company, participants are 100 percent vested in all Company matching contributions that have been allocated to their accounts. Effective January 1, 2008, the Plan was amended such that participants are immediately fully vested in all Company matching contributions.

Participant Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $500. The maximum available loan amount is 50 percent of the participant’s vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. If termination of employment is due to death and the vested account is $5,000 or less, a lump-sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Active participants are also eligible to apply for (i) hardship withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions, and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Forfeited Accounts

Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. As of December 31, 2007 and 2006, the forfeited non-vested account totaled $2,965 and $113,920, respectively. During the year ended December 31, 2007, Company matching contributions were reduced by $47,728 by use of funds from forfeited non-vested accounts. Additionally, Plan expenses of $128,790 were paid from the forfeited non-vested account during 2007.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Standard

In September 2006, the Financial Accounting Standard Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 establishes a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007, as such the Plan will adopt SFAS No. 157 on January 1, 2008.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Company’s common stock is valued at its closing market price as of the end of the day. The CVO Fund is valued at its year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). CVOs are valued at their last traded price, which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently; therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

The Vanguard Retirement Savings Trust is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The adjustment from fair value to contract value related to this fund is reflected in the financial statements to comply with the FSP.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Capital gain distributions are included in dividend income. When the Company’s common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Administrative Expenses

The Plan’s administrative expenses incurred by the Trustee and Fidelity may be paid from assets of the Plan to the extent not paid by the Company.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3.        INVESTMENTS

The following table summarizes the fair value of Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December  31, 2007 and 2006:

(dollars in thousands)	2007	2006
EuroPacific Growth Fund, 2,636,985 and 2,162,915 shares, respectively	$134,143	$100,705
Fidelity Mid Cap Stock Fund, 3,224,050 and 2,988,495 shares, respectively	94,271	87,085
Vanguard S&P 500 Index Fund, 576,162 and 615,346 shares, respectively	77,286	79,743
Fidelity Equity Income Fund, 1,628,009 and 1,603,276 shares, respectively	89,801	93,872
Columbia Acorn Fund, 4,294,758 and 4,060,351 shares, respectively	127,168	120,633
Vanguard Retirement Savings Trust, 152,037,669 and 137,316,831 units, respectively	153,197	136,008
Progress Energy, Inc. Common Stock Fund, 10,556,197 and 10,935,004 shares, respectively	511,236	536,690
Progress Energy, Inc. Common Stock Fund (ESOP), 1,701,460 and 2,284,448 shares, respectively *	82,402	112,121

*Nonparticipant-directed

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)
Mutual Funds:
Fidelity Mid Cap Stock Fund	$(502)
EuroPacific Growth Fund	8,248
Growth Fund of America	1,594
Vanguard S&P 500 Index Fund	2,790
PIMCO Total Return Bond Fund	1,427
Fidelity Equity Income Fund	(5,302)
Fidelity Freedom Income Fund	(33)
Fidelity Freedom 2000 Fund	(37)
Fidelity Freedom 2005 Fund	(7)
Fidelity Freedom 2010 Fund	191
Fidelity Freedom 2015 Fund	81
Fidelity Freedom 2020 Fund	294
Fidelity Freedom 2025 Fund	77
Fidelity Freedom 2030 Fund	731
Fidelity Freedom 2035 Fund	25
Fidelity Freedom 2040 Fund	335
Columbia Acorn Fund	(559)
Progress Energy, Inc. Common Stock Fund	(5,214)
Progress Energy, Inc. Common Stock Fund (ESOP)	(1,399)
Progress Energy, Inc. CVO Fund	4
Net appreciation of investments	$2,744

4.        NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets related to nonparticipant-directed investments for the year ended December 31, 2007, is as follows:

(in thousands)	ESOP
Balance, December 31, 2006	$43,921
Changes in net assets:
Employer contributions	15,192
Net depreciation in fair value	(1,399)
Dividends and capital gains	4,326
Allocation of shares	(28,320)
Interest expense	(3,616)
Net change	(13,817)
Balance, December 31, 2007	$30,104

5.        EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by affiliates of Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

Plan investments held at the end of the year include shares of money market funds managed by State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

As of December 31, 2007 and 2006, the Plan held 12,257,657 and 13,219,452 shares, respectively, of common stock of Progress Energy, Inc., the sponsoring employer, with a cost basis of $370.8 million and $388.4 million, respectively. During the year ended December 31, 2007, the Plan recognized $30.7 million of dividend income related to the Company’s common stock. Transactions in the Company’s common stock qualify as exempt party-in-interest transactions.

U.S. Trust Company, National Association (“U.S. Trust”) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs the trustee as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as exempt party-in-interest transactions.

6.        PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to amend, modify, suspend or terminate the Plan at any time subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loan. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

7.        FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 23, 2002, in which the IRS stated that the Plan and Trust, as then designed, were in compliance with the applicable requirements of the IRC. The Plan was restated and amended on January 1, 2006. A determination letter application is currently pending before the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

8.        NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contributions, which consisted of loan repayments, to the Trustee later than required by DOL Regulation 2510.3-102: the December 31, 2004, participant contributions of $73,655 were remitted on January 28, 2005; the January 28, 2005, participant contributions of $70,926 were remitted on February 24, 2005; and the February 25, 2005, participant contributions of $67,773 were remitted on March 29, 2005. The Company filed Form 5330s with the IRS and paid required excise tax on the transactions. The delinquent contributions were fully corrected in 2006.

9.        VOLUNTARY COMPLIANCE RESOLUTION

The Company filed an application for a compliance statement from the IRS under the Voluntary Correction Program with respect to operational failures related to operating the Plan in accordance with its provisions, including the definition of eligible earnings upon termination, elections for catch-up contributions and the allocation of certain interest income with respect to participant loans. The IRS issued a Voluntary Correction Program Compliance Statement dated February 22, 2007. The Plan has been amended to comply with the compliance statement. Additionally, in accordance with the compliance statement, the Plan allocated certain participant loan interest on a per capita basis to each participant having an account balance under the Plan as of December 31, 2006. In July 2007, the balance of $849,552 was allocated to 10,889 participants at approximately $78 per participant.

10.        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

(in thousands)	2007	2006
Net assets available for benefits per the financial statements	$1,505,607	$1,441,938
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,159	(1,309)
Net assets available for benefits per the Form 5500	$1,506,766	$1,440,629

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2007.

(in thousands)	2007
Total additions per the financial statements	$200,553
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	2,468
Total income per the Form 5500	$203,021

SUPPLEMENTAL SCHEDULE

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Progress Energy, Inc. Common Stock Fund	Common Stock	**	$511,236
*	Progress Energy, Inc. Common Stock Fund (ESOP)	Common Stock	$37,432	82,402
*	Fidelity Mid Cap Stock Fund	Mutual Fund	**	94,271
	EuroPacific Growth Fund	Mutual Fund	**	134,143
	Growth Fund of America	Mutual Fund	**	68,277
	Vanguard S&P 500 Index Fund	Mutual Fund	**	77,286
	Vanguard Retirement Savings Trust	Common Collective Trust Fund	**	153,197
	PIMCO Total Return Bond Fund	Mutual Fund	**	51,872
*	Fidelity Equity Income Fund	Mutual Fund	**	89,801
*	Fidelity Freedom Income Fund	Mutual Fund	**	3,831
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	3,819
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	1,584
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	18,508
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	10,116
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	23,736
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	5,408
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	28,382
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	2,432
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	14,065
*	Progress Energy, Inc. CVO Fund	Contingent Value Obligations	**	58
	Columbia Acorn Fund	Mutual Fund	**	127,168
*	Various participants	Loans to plan participants (Maturing through 2012 with interest rates ranging from 4.00% to 9.50%)	**	30,513
	Total			$1,532,105

* Party-in-interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PROGRESS ENERGY 401(k) SAVINGS & STOCK
OWNERSHIP PLAN ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Progress Energy 401(k) Savings & Stock Ownership Plan
Administrative Committee
Date: June 26, 2008

INDEX TO EXHIBITS

Exhibit Number

Exhibit No. 23                                Consent of Deloitte & Touche LLP